Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103-7018 Telephone 215-564-8000 Fax 215-564-8120 www.stradley.com

Mark A. Sheehan, Esq.
(215) 564-8027
msheehan@stradley.com

October 7, 2020

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Ms. Rebecca Marquigny, Esquire
Senior Counsel

	Re:	Global X Funds
File No. 333-151713, 811-22209

Dear Ms. Marquigny:

On behalf of Global X Funds (the “Registrant” or the “Trust”) and its series, the Global X Data Center REITs & Digital Infrastructure ETF (the “Fund”), included in Post-Effective Amendment No. 611 (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), below you will find the Registrant’s responses to the comments that you had conveyed to the undersigned on September 15, 2020 with regard to the Amendment. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 31, 2020, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).
Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. The responses will be incorporated into a post-effective amendment filing to the Registration Statement to be made pursuant to Rule 485(b) under the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

U.S. Securities and Exchange Commission
Attention: Rebecca Marquigny, Esq.
October 7, 2020

PROSPECTUS

COVER PAGE

1.	Comment: Please associate the Fund’s ticker symbol with its class identifier on EDGAR and substitute the appropriate ticker symbol for the current placeholder on the cover page.

Response: The Registrant has updated the Fund’s Registration Statement and its class identifier on EDGAR with the Fund’s ticker symbol.

FEES AND EXPENSES

2.
Comment:  In its review of Rule 485(a) filings, the SEC Staff takes the position that the fee table and expense examples are material disclosures subject to review and comment by the Staff. Please provide the SEC Staff with a copy of the completed fee table and expense examples via EDGAR at least five days prior to the effective date. In addition, please include an explanation of how the Registrant estimated “Other Expenses” and determined that the estimate was reasonable. The Staff may have further comments in response.

Response:  The Registrant has completed the Fund’s fee table and expense example, which are included below. Regarding “Other Expenses” and how the Registrant determined the estimated “Other Expenses” were reasonable, pursuant to the unitary expense arrangement described in “FUND MANAGEMENT – Investment Adviser,” the management fee will cover the cost of investment advisory, supervisory and administrative services. In addition, the Adviser will pay all costs of various third-party services required by the Fund, including audit, certain custody, portfolio accounting, legal, transfer agency and printing costs. The Adviser does not currently anticipate that the Fund would incur expenses that would not be covered by the unitary fee and that would amount to the threshold for disclosure in the fee table. The Fund submits that the basis for this estimate is similar to the estimates used for other funds recently launched by the Registrant.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fees:	0.50%
Distribution and Service (12b-1) Fees:	None
Other Expenses:[1]	0.00%
Total Annual Fund Operating Expenses:	0.50%
1 Other Expenses are based on estimated amounts for the current fiscal year.

U.S. Securities and Exchange Commission
Attention: Rebecca Marquigny, Esq.
October 7, 2020

Example: The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account customary brokerage commissions that you pay when purchasing or selling Shares of the Fund in the secondary market. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:
One Year	Three Years
$51	$160

PRINCIPAL INVESTMENT STRATEGIES

3.	Comment: With respect to the first paragraph, please eliminate the defined term “Underlying Index” and refer specifically to the actual index that the Registrant seeks to track.

Response: The Registrant has updated its disclosure so that the Underlying Index that the Registrant seeks to track is identified in the first paragraph of the Principal Investment Strategies.

4.
Comment:  The description of the companies that the Underlying Index tracks is specific but not very useful to investors who are unfamiliar with that particular niche of the market. Please add a clear, simple explanation of the kinds of companies that are involved in “owning, operating and developing” both “Data Center REITs” and “communication network infrastructure”. The explanation should answer basic questions regarding: (i) the concept on which the Underlying Index is based (e.g., what does “producing 5G and next generation communication network infrastructure” encompass?); (ii) the market parameters (e.g., does “communication network infrastructure” include companies that manufacture fiberoptic cable components? What about billboard construction and printing companies that support Verizon advertising or Xfinity mass mailing circulars?) (iii) since 5G service requires electricity to operate, are local companies that generate alternative energy sources for residential consumers considered “communication network infrastructure” companies?; and (iv) market characteristics (e.g., what are common/typical characteristics that distinguish companies operating as “Data Center REITs” from companies that operate data centers that are not structured as REITs?). Please add sufficient information for investors to determine, generally speaking, whether a company falls into the universe of eligible investments the Underlying Index is designed to track.

Response: The Registrant has updated the Principal Investment Strategies section of the Fund’s prospectus to replace the second paragraph as follows:

U.S. Securities and Exchange Commission
Attention: Rebecca Marquigny, Esq.
October 7, 2020

The Underlying Index is designed to provide exposure to companies that have business operations in the fields of data centers, cellular towers, and/or digital infrastructure hardware. Specifically, the Underlying Index will include securities issued by “Data Center REITs & Digital Infrastructure Companies” as defined by Solactive AG, the provider of the Underlying Index (the "Index Provider"). Data Center REITs & Digital Infrastructure Companies are those companies that derive at least 50% of their revenues, operating income, or assets from the following business activities:

i.
Data Center Companies: Companies that own, operate, and/or develop data centers (including data center REITs (as defined below)), which are publicly-listed companies that own and manage facilities that customers use to safely and efficiently store computer servers and data. Data Center Companies offer a range of products and services to help secure, maintain, and facilitate the use of servers and data within data centers, including providing uninterruptable power supplies, temperature regulation, and physical security.

ii.
Cellular Tower Companies: Companies that own, operate and/or develop cellular towers (including cellular tower REITs), which are publicly-listed companies that lease antennae and equipment space on cellular towers to wireless carriers. Wireless carriers utilize the cellular tower space provided by Cellular Tower Companies to operate antennae and equipment that transmit and receive the signal reception of cellular phones, televisions, radios, and other wireless communication devices.

iii.
Digital Infrastructure Hardware Companies: Companies that manufacture, design, and/or assemble the servers and/or other hardware often used in data centers and cellular towers, including data center servers, processors and data center switches.

Data Center Companies and Cellular Tower Companies can be (but are not required to be) structured as real estate investment trusts (“REITs”), which are publicly listed companies that own or finance income-producing real estate assets. In order to qualify as a REIT under the Internal Revenue Code of 1986, as amended, a company needs to satisfy several regulatory requirements including, but not limited to:

i.	Investing at least 75% of its assets in real estate.

ii.	Deriving at least 75% of its gross income from rents from real property, interest on mortgages financing real property, or from sales of real estate.

iii.	Distributing at least 90% of its taxable income in the form of shareholder dividends each year.

5.
Comment:  Please explain supplementally to the Staff any validation procedures that the Adviser performs on the Index Provider’s “proprietary natural language processing algorithm” to ensure that it appropriately identifies and ranks Data Center REITs and Digital Infrastructure companies. In addition, please disclose to the Staff any role the Adviser or its affiliates had in creating the Underlying Index and any ongoing role or economic interest they have in the Underlying Index.

U.S. Securities and Exchange Commission
Attention: Rebecca Marquigny, Esq.
October 7, 2020

Response:  The Adviser does not independently validate the results of the Index Provider’s natural language processing algorithm, which results are utilized in constructing an initial universe of eligible companies. This initial universe is intended to encompass companies that may have a reasonable likelihood, upon further review, of demonstrating that at least 50% of revenues are generated from the stated categories of business activities. As such, the natural language processing algorithm may be viewed as generating a starting point for the eventual constituent review. Employees of the Adviser have engaged in discussions with the Index Provider regarding the construction of the Underlying Index prior to the Underlying Index methodology being finalized. Such discussions include reviews of potential indicative portfolios provided by the Index Provider. The Adviser and its affiliates do not have an ongoing role nor economic interest in the Underlying Index, although the Adviser anticipates that it may respond to public requests for feedback from the Index Provider from time to time.

6.
Comment:  The Staff notes that the disclosure that states, “that operate data centers and/or with direct exposure” appears incomplete as a word seems to be missing before “with direct exposure”. Please review and revise, as appropriate.

Response: The Registrant has revised the sentence to read as follows:

In constructing the Underlying Index, the Index Provider first applies a proprietary natural language processing algorithm to the eligible universe, which seeks to identify and rank companies that operate data centers and/or companies with direct exposure to digital infrastructure based on filings, disclosures and other public information (e.g. regulatory filings, earnings transcripts, etc.).

7.	Comment: Please indicate the criteria the Index Provider uses to determine whether an investment option meets the “50% of revenues” test disclosed in this section.

Response:  In order to determine whether a company meets the 50% of revenue test referenced above, the Index Provider reviews publicly available financial information of the company (e.g., financial statements filed with applicable regulatory agencies). If the Index Provider cannot attribute 50% of a company’s revenue to data center and/or cellular tower related business operations based on its review of the company’s publicly available financial information, the company will not be included in the Underlying Index.

8.	Comment: Please disclose whether the Fund will be reconstituted and reweighted at the same time as the Underlying Index.

Response:  The Registrant respectfully declines to make the requested change. The Registrant believes that the current disclosure is consistent with the requirements of Form N-1A. The Registrant notes that the Registration Statement currently discloses:

U.S. Securities and Exchange Commission
Attention: Rebecca Marquigny, Esq.
October 7, 2020

The Fund generally will use a replication strategy. A replication strategy is an indexing strategy that involves investing in the securities of the Underlying Index in approximately the same proportions as in the Underlying Index. However, the Fund may utilize a representative sampling strategy with respect to the Underlying Index when a replication strategy might be detrimental or disadvantageous to shareholders, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of equity securities to replicate the Underlying Index, in instances in which a security in the Underlying Index becomes temporarily illiquid, unavailable or less liquid, or as a result of legal restrictions or limitations (such as tax diversification requirements) that apply to the Fund but not the Underlying Index.

9.	Comment: Please disclose the “caps on the weights of the individual securities” that are referred to in this section.

Response:  The Registrant has updated its disclosure to note that, during each rebalance, the maximum weight of a Data Center Company or Cellular Tower Company (defined by the Index Provider as companies that own, operate, and/or develop data centers (including data center REITs) and cellular towers (including Cellular Tower REITs)), respectively, is capped at 12% and the maximum weight of a Digital Infrastructure Hardware Company (defined by the Index Provider as companies that manufacture the servers and/or other hardware often used in data centers and cellular towers, including semiconductors, integrated circuits, and processors) is capped at 2%, the aggregate weight of companies with a weight greater than or equal to 4.5% is capped at 45%, all remaining companies are capped at a weight of 4.5%, and all constituents are subject to a minimum weight of 0.3%.

10.
Comment:  If correct, expressly state in the Principal Investment Strategies that the Fund is non-diversified. Also, please consider changing the phrase “company-level diversification” in the fifth paragraph, as this reference may be confusing for investors.

Response:  The Registrant has updated its Principal Investment Strategies as follows: The Fund is classified as “non-diversified,” which means it may invest a larger percentage of its assets in a smaller number of issuers than a diversified fund. In addition, the Registrant has updated the phrase “company-level diversification” in the fifth paragraph as follows: “Generally speaking, this approach will limit the amount of concentration in the largest market capitalization companies ~~and increase company-level diversification~~ but may increase the number of constituents included within the Underlying Index.

SUMMARY OF PRINCIPAL RISKS

11.
Comment:  Significant market events have occurred as a result of the COVID-19 pandemic; however, the pandemic and its impact are not mentioned until page 21 of the Statement of Additional Information. Please consider whether the Fund Prospectus disclosure, including risk disclosures, should be revised based on how these events may

U.S. Securities and Exchange Commission
Attention: Rebecca Marquigny, Esq.
October 7, 2020

affect the Fund and its investments. If the Registrant believes that no additional disclosure is warranted, please explain supplementally why not.

Response: The Registrant notes that the “Market Risk” disclosure in the Fund’s summary and statutory prospectuses has been updated as noted below.

SUMMARY OF PRINCIPAL RISKS

Market Risk: Turbulence in the financial markets and reduced liquidity may negatively affect issuers, which could have an adverse effect on the Fund. If the securities held by the Fund experience poor liquidity, the Fund may be unable to transact at advantageous times or prices, which may decrease the Fund’s returns. In addition, there is a risk that policy changes by central governments and governmental agencies, including the Federal Reserve or the European Central Bank, which could include increasing interest rates, could cause increased volatility in financial markets and lead to higher levels of Fund redemptions from Authorized Participants, which could have a negative impact on the Fund. Furthermore, local, regional or global events such as war, acts of terrorism, the spread of infectious illness or other public health issues, recessions, or other events could have a significant impact on the Fund and its investments and trading of its Shares. For example, the rapid and global spread of a highly contagious novel coronavirus respiratory disease, designated COVID-19, has resulted in extreme volatility in the financial markets and severe losses; reduced liquidity of many instruments; restrictions on international and, in some cases, local travel; significant disruptions to business operations (including business closures); strained healthcare systems; disruptions to supply chains, consumer demand and employee availability; and widespread uncertainty regarding the duration and long-term effects of this pandemic. Some sectors of the economy and individual issuers have experienced particularly large losses. In addition, the COVID-19 pandemic may result in a sustained economic downturn or a global recession, domestic and foreign political and social instability, damage to diplomatic and international trade relations and increased volatility and/or decreased liquidity in the securities markets. The Fund’s NAV could decline over short periods due to short-term market movements and over longer periods during market downturns.

A FURTHER DISCUSSION OF PRINCIPAL RISKS

Market Risk

Market risk is the risk that the value of the securities in which the Fund invests may go up or down in response to the prospects of individual issuers and/or general economic conditions. Turbulence in the financial markets and reduced market liquidity may negatively affect issuers, which could have an adverse effect on the Fund. If the securities held by the Fund experience poor liquidity, the Fund may be unable to transact at advantageous times or prices, which may decrease the Fund’s returns. In addition, there is

U.S. Securities and Exchange Commission
Attention: Rebecca Marquigny, Esq.
October 7, 2020

a risk that policy changes by central governments and governmental agencies, including the Federal Reserve or the European Central Bank, which could include increasing interest rates, could cause increased volatility in financial markets and lead to higher levels of Fund redemptions from Authorized Participants, which could have a negative impact on the Fund. Furthermore, local, regional or global events such as war, acts of terrorism, the spread of infectious illness or other public health issue, recessions, or other events could have a significant impact on the Fund and its investments and trading of its Shares. For example, the rapid and global spread of a highly contagious novel coronavirus respiratory disease, designated COVID-19, has resulted in extreme volatility in the financial markets and severe losses; reduced liquidity of many instruments; restrictions on international and, in some cases, local travel; significant disruptions to business operations (including business closures); strained healthcare systems; disruptions to supply chains, consumer demand and employee availability; and widespread uncertainty regarding the duration and long-term effects of this pandemic. Some sectors of the economy and individual issuers have experienced particularly large losses. In addition, the COVID-19 pandemic may result in a sustained economic downturn or a global recession, domestic and foreign political and social instability, damage to diplomatic and international trade relations and increased volatility and/or decreased liquidity in the securities markets. The Fund’s NAV could decline over short periods due to short-term market movements and over longer periods during market downturns.

12.
Comment:  Please relocate the statement “An investment in the Fund is not a bank deposit and it is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency, the Adviser or any of its affiliates” to the Item 4 Principal Risk section introductory paragraph, as required by Item 4(b)(1)(iii) of Form N-1A. It currently appears on page 9 at the end of the section titled “Additional Information About The Fund”.

Response: The Registrant has updated its disclosure so that the above-referenced statement is now included in the introductory paragraph to the Item 4 Principal Risk section.

13.
Comment:  Please note that the Staff issued guidance (specifically, ADI 2019-08, “Improving Principal Risk Disclosure”) (the “ADI”) that included a number of observations designed to help improve principal risk disclosure for investors. In the ADI, the Staff strongly encouraged funds to order their risks by importance and tailor risk disclosure to each fund. Currently the Registrant’s risk disclosure appears to be alphabetized and it is unclear whether the Registrant has tailored the disclosure or used a generic disclosure risk bank. Please review the Registrant’s guidance and revise as appropriate.

Response: The Registrant acknowledges the Staff’s views on alternative approaches in disclosure presentation as contained in the ADI. After consideration of the issues, the

U.S. Securities and Exchange Commission
Attention: Rebecca Marquigny, Esq.
October 7, 2020

Registrant believes its risk disclosure approach is consistent with, and sufficiently responsive to, the requirements of Form N-1A at present. The Registrant respectfully declines to revise its risk disclosure at this time.

14.
Comment:  Given that the Underlying Index and the Fund focus heavily on the communication of data, please consider whether “Data Security Risk” should be identified independently as a principal risk of the Fund.

Response:  The Registrant has augmented the disclosure in the risk factor titled “Associated Risks Related to Investing in Data Center REITs and Digital Infrastructure Companies” to enhance the discussion about cybersecurity risks associated with data center storage as noted below. The Registrant respectfully declines to identify “Data Security Risk” as a separate risk factor since such risk is a function of these types of companies.

Data centers increasingly rely on the use of electronic data, which may make them more vulnerable to data security risk. Data centers are potential targets for cyberattacks, which may have a materially adverse impact on the performance of these companies. Data centers that do not implement more advanced access control and security monitoring in response to internal and external threats may be at greater risk of potential breaches or damage to data integrity.

15.
Comment:  The Staff notes that the only reference to “Real Estate Stocks and Real Estate Investment Trusts (REITs) Investment Risk” is a cross-reference in the “Risks Related to Investing in the Equity Real Estate Investment Industry” sub-risk. A cross-reference is not adequate summary prospectus disclosure for a fund that calls itself a “Data Center REIT and Digital Infrastructure ETF”. Please provide a narrative summary of REIT risk in Item 4 in addition to, or in place of, the referenced disclosure in Item 9.

Response:  The Registrant notes that the risk of investing in REITs is included within the Item 4 risk disclosure under Asset Class Risk – Real Estate Stocks and Real Estate Stocks and Real Estate Investment Trusts (REITs) Risk. The Registrant has revised the sub-risk factor titled “Risks Related to Investing in the Equity Real Estate Investment Industry” to clarify the cross-reference as follows:

For more information, see Asset Class Risk - Real Estate Stocks and Real Estate Investment Trusts (REITs) Investment Risk in the SUMMARY OF PRINCIPAL RISKS and A FURTHER DISCUSSION OF PRINCIPAL RISKS sections of the Prospectus.

16.
Comment:  With respect to the “Currency Risk” disclosure, if the Fund will principally invest in securities denominated in non-U.S. currencies, please state this directly in the Principal Investment Strategies section or move this first sentence forward to the Principal Investment Strategies section. If it is not a principal investment strategy, please remove the first sentence of “Currency Risk” and the similar reference in

U.S. Securities and Exchange Commission
Attention: Rebecca Marquigny, Esq.
October 7, 2020

“Foreign Securities Risk”. The Staff notes that the disclosure as currently written is not the standard for Item 4 disclosure.

Response: The Registrant has updated the Fund’s Registration Statement to note that investment in securities denominated in non-U.S. currencies is part of the Fund’s principal investment strategies.

17.
Comment:  To assist the Staff’s understanding of the portfolio’s construction and the related magnitude of this risk, please supplementally provide the Staff with the actual country breakdown based on the model portfolio.

Response: The Registrant has attached the requested information.

18.
Comment:  With respect to the “Passive Investment Risk – Index-Related Risk” disclosure, if the Underlying Index changes outside of its semi-annual reweighting schedule, will the Fund do so as well? Please clarify.

Response: The Registrant notes that the “Passive Investment Risk” disclosure in the Fund’s summary and statutory prospectuses has been updated as noted below.

SUMMARY OF PRINCIPAL RISKS

Passive Investment Risk: The Fund is not actively managed, and the Adviser does not attempt to take defensive positions in declining markets. Unlike many investment companies, the Fund does not seek to outperform its Underlying Index. Therefore, it would not necessarily buy or sell a security unless that security is added or removed, respectively, from the Underlying Index, even if that security generally is underperforming. Additionally, if a constituent of the Underlying Index were removed, even outside of a regular rebalance of the Underlying Index, the Adviser anticipates that the Fund would sell such security. Maintaining investments in securities regardless of market conditions or the performance of individual securities could cause the Fund’s return to be lower than if the Fund employed an active strategy.

A FURTHER DISCUSSION OF PRINCIPAL RISKS

Passive Investment Risk

The Fund is not actively managed and may be affected by a general decline in market segments relating to the Underlying Index. The Fund invests in securities included in, or representative of, the Underlying Index regardless of their investment merits, and the Adviser does not otherwise attempt to take defensive positions in declining markets. Unlike many investment companies, the Fund does not seek to outperform its Underlying Index. Therefore, the Fund would not necessarily buy or sell a security unless that security is added or removed, respectively, from the Underlying Index, even if that

U.S. Securities and Exchange Commission
Attention: Rebecca Marquigny, Esq.
October 7, 2020

security generally is underperforming. Additionally, if a constituent of the Underlying Index were removed, even outside of a regular rebalance of the Underlying Index, the Adviser anticipates that the Fund would sell such security. Maintaining investments in securities regardless of market conditions or the performance of individual securities could cause the Fund’s return to be lower than if the Fund employed an active strategy.

A FURTHER DISCUSSION OF PRINCIPAL RISKS

19.
Comment:  The Staff notes that the first sub-risk under “Concentration Risk” directs the reader to a disclosure heading that does not appear in the Prospectus or Statement of Additional Information. Please direct the Staff to corresponding text, revise the disclosure, or provide the disclosure as otherwise is appropriate.

Response: The Registrant has revised the cross-reference under “Concentration Risk – Risks Related to Investing in the Equity Real Estate Investment Industry” to read as follows:

For more information, see Asset Class Risk - Real Estate Stocks and Real Estate Investment Trusts (REITs) Investment Risk in the SUMMARY OF PRINCIPAL RISKS and A FURTHER DISCUSSION OF PRINCIPAL RISKS sections of the Prospectus.

20.	Comment: The Staff notes that “Cyber Security Risk” is not a principal risk identified in Item 4. Please reconcile.

Response:  The Registrant has removed the “Cyber Security Risk” from the Item 9 disclosure. The Registrant notes that the risks of cyber security are included in the Item 4 and Item 9 risk factors titled “Operational Risk”.

21.
Comment:  The Staff notes that “Geographic Economic Exposure Risk” is mentioned for the first time in the Item 9 risk disclosure. Please compare “Geographic Economic Exposure Risk” to the Item 4 risk disclosure and reconcile.

Response: The Registrant has updated the Fund’s Item 4 risk disclosure to include the risk factor titled “Reliance on Trading Partners Risk” to be consistent with the Fund’s Item 9 risk disclosure.

22.	Comment: If the Fund’s Prospectus is incorporated by reference into the SAI, so state per Item 14(a)(3)(iii) of Form N-1A.

Response: The Registrant notes that the Fund’s SAI does not incorporate the Fund’s Prospectus by reference.

Please do not hesitate to contact me at (215) 564-8027 if you have any questions or wish to discuss any of the responses presented above.

U.S. Securities and Exchange Commission
Attention: Rebecca Marquigny, Esq.
October 7, 2020

Respectfully submitted,

/s/ Mark A. Sheehan
Mark A. Sheehan, Esquire

cc:	Susan Lively, Esquire
General Counsel
Global X Management Company LLC
John Belanger, Esquire
Senior Vice President, Head of Product Management
Global X Management Company LLC
Eric S. Purple, Esquire
Michael E. Schapiro, Esquire